UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

WALTER INVESTMENT MANAGEMENT CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title and Class of Securities)

93317W102
(CUSIP Number)

Caren Abramovich
Birch Run Capital Advisors, LP
1350 Broadway
Suite 2215
New York, NY 10018
(212) 433-1980

with a copy to:
Jeffrey Kochian, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-8069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2015
(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 93317W102

(1)	Name of Reporting Persons: Birch Run Capital Advisors, LP *
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,474,587
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,474,587
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,474,587
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row (11): 19.8%**
(14)	Type of Reporting Person (See Instructions): IA

*	Birch Run Capital Advisors, LP is a registered investment adviser.
**	Based on 37,802,297 shares of the Issuer’s common stock outstanding as of October 30, 2015, as reported by the Issuer in its Form 10-Q filed with the SEC on November 5, 2015.

Schedule 13D

CUSIP No. 93317W102

(1)	Name of Reporting Persons: BRC Advisors GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,474,587
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,474,587
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,474,587
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row (11): 19.8%*
(14)	Type of Reporting Person (See Instructions): HC, OO

*	Based on 37,802,297 shares of the Issuer’s common stock outstanding as of October 30, 2015, as reported by the Issuer in its Form 10-Q filed with the SEC on November 5, 2015.

Schedule 13D

CUSIP No. 93317W102

(1)	Name of Reporting Persons: Daniel Beltzman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 352.41
	(8)	Shared Voting Power 7,474,587
	(9)	Sole Dispositive Power 352.41
	(10)	Shared Dispositive Power 7,474,587
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,474,939.41
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row (11): 19.8%*
(14)	Type of Reporting Person (See Instructions): IN, HC

*	Based on 37,802,297 shares of the Issuer’s common stock outstanding as of October 30, 2015, as reported by the Issuer in its Form 10-Q filed with the SEC on November 5, 2015.

Schedule 13D

CUSIP No. 93317W102

(1)	Name of Reporting Persons: Gregory Smith
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,474,587
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,474,587
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,474,587
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row (11): 19.8%*
(14)	Type of Reporting Person (See Instructions): IN, HC

*	Based on 37,802,297 shares of the Issuer’s common stock outstanding as of October 30, 2015, as reported by the Issuer in its Form 10-Q filed with the SEC on November 5, 2015.

Schedule 13D

CUSIP No. 93317W102

ITEM 1.	SECURITY AND ISSUER

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”) of Walter Investment Management Corp. (the “Issuer”), a Maryland corporation. The address of the principal executive offices of the Issuer is 3000 Bayport Drive, Suite 1100, Tampa, FL 33607. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

(a) The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	Birch Run Capital Advisors, LP, a Delaware limited partnership (“Birch Run”)
2.	BRC Advisors GP, LLC, a Delaware limited liability company (“Birch Run GP”)
3.	Daniel Beltzman
4.	Gregory Smith

(b) The business address or address of its principal office, as applicable, of the Reporting Persons is:

1350 Broadway
Suite 2215
New York, NY 10018

(c) Each of the Reporting Persons is engaged in the business of investing. Birch Run’s principal business is serving as an investment adviser to certain affiliated private investment funds, including Birch Run Capital Partners, LP, Walloon BRC, LP, and Pike BRC, LP (collectively, the “Funds”). Birch Run GP’s principal business is serving as the general partner of Birch Run. Daniel Beltzman’s principal occupation is serving as a Managing Member of Birch Run GP and a Managing Member of the general partner of each the Funds. Gregory Smith’s principal occupation is serving as a Managing Member of Birch Run GP and a Managing Member of the general partner of each of the Funds.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	Birch Run – Delaware
2.	Birch Run GP – Delaware
3.	Daniel Beltzman – United States
4.	Gregory Smith – United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price (inclusive of commissions) of the shares of Common Stock directly held by the Funds reported herein was $194,232,963.73. The aggregate purchase price (inclusive of commissions) of the shares of Common Stock directly held by Mr. Beltzman reported herein was $4,620.46. The shares of Common Stock directly held by the Funds were purchased with the working capital of the Funds, and the shares of Common Stock directly held by Mr. Beltzman were purchased with the personal funds of Mr. Beltzman. All shares of Common Stock reported herein were purchased in open market transactions through brokers.

ITEM 4.	PURPOSE OF TRANSACTION

The shares of Common Stock reported herein were acquired and are held for investment purposes. The Funds for which Birch Run serves as investment adviser possess stable sources of capital and the Reporting Persons view their investment in the Issuer as a long-term investment. One of the Funds has held shares of Common Stock since 2009.

On November 16, 2015, the Issuer’s Board of Directors (the “Board”) invited Daniel Beltzman to join as a director and in a Letter Agreement, dated the same date, Mr. Beltzman accepted the invitation. The Board’s invitation recognizes Birch Run’s long-standing support for the Issuer and Mr. Beltzman’s commitment to serve the long-term interests of all shareholders.

Pursuant to the Letter Agreement, effective December 7, 2015, the Board will increase its size by one member and Mr. Beltzman will be appointed as a Class III director of the Issuer with a term expiring at the Issuer’s 2018 annual meeting of stockholders. In addition, following Mr. Beltzman’s appointment and subject to satisfying the necessary eligibility requirements, the Board will appoint Mr. Beltzman to the Board’s Compensation and Nominating and Governance Committees. At any meeting of stockholders following Mr. Beltzman’s agreement to join the Board and until completion of the Issuer’s 2016 annual meeting of stockholders, Mr. Beltzman and Birch Run will vote all shares beneficially owned by them in favor of the election of each director nominated by the Board who is currently a Class I director, vote against any shareholder nominations for the election of directors not approved or recommended by the Board, and vote against any shareholder recommendations and proposals not approved by the Board.

In addition, pursuant to the Letter Agreement, the Board plans to identify a new non-management director as soon as practicable while working to transition the Board back to its current size of nine directors on or before the 2017 annual meeting of stockholders and will work with Mr. Beltzman following his appointment to the Board in such a process.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

In addition, on November 16, 2015, the Issuer and Computershare Trust Company, N.A., a federally chartered trust company, as Rights Agent (the “Rights Agent”) entered into Amendment No. 1 (the “Amendment”) to the Rights Agreement, dated as of June 29, 2015 (the “Rights Agreement”) and to which the Issuer and the Rights Agent were parties. Upon the terms and subject to the conditions set forth in the Rights Agreement and the Amendment, (i) Birch Run and its affiliates and associates may acquire up to 25% of the total voting power of all shares of the Issuer’s Common Stock without triggering the exercisability of the preferred share purchase rights attached to shares of the Issuer’s Common Stock pursuant to the Rights Agreement, and (ii) shares of the Issuer’s Common Stock received by directors as compensation for their services, pursuant to any director compensation program of the Issuer, will also not trigger the exercisability of such rights.

Going forward, the Reporting Persons may have conversations with members of the Issuer’s management team and members of the Board regarding multiple topics, including, but not limited to, general business operations and strategic alternatives to promote long-term value for the benefit of all shareholders. The Reporting Persons may engage in communications with one or more officers, members of Board, representatives, shareholders of the Issuer and other relevant parties regarding the Issuer’s business and certain initiatives, which could include one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer, engage in any hedging or similar transactions with respect to the Issuer’s securities, or may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Set forth below is the aggregate number and percentage of shares of Common Stock directly held, as of the date hereof, by each of the following based on 37,802,297 shares of the Issuer’s Common Stock outstanding as of October 30, 2015, as reported by the Issuer in its Form 10-Q filed with the SEC on November 5, 2015

Holder	Number of Shares	Percentage of Class Outstanding
Birch Run Capital Partners, LP	974,587	2.6%
Walloon BRC, LP	3,000,000	7.9%
Pike BRC, LP	3,500,000	9.3%
Daniel Beltzman	352.41	Less than 1%

Birch Run GP as the general partner of Birch Run, Daniel Beltzman and Gregory Smith as Managing Members of Birch Run GP, and Birch Run as investment adviser to the Funds may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Mr. Beltzman exercises sole voting and investment power over the shares of Common Stock directly held by him.

The Reporting Persons disclaim beneficial ownership of the securities of the Issuer held by each of the Funds, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercises voting or investment power with respect to such securities.

Pursuant to management agreements among Birch Run, the Funds, and their respective general partners, Birch Run has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

(c) There have been no transactions by the Reporting Persons or the Funds in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. Dividends from, and proceeds from the sale of shares of Common Stock held for the accounts managed by Birch Run may be delivered to such accounts.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure regarding the Letter Agreement contained in Item 4 is incorporated herein by reference.

The Letter Agreement is incorporated by reference as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

The disclosure regarding the Amendment contained in Item 4 is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
99.1

Letter Agreement, dated as of November 16, 2015, by and among Walter Investment Management Corp., Birch Run Capital Advisors, LP and Daniel Beltzman (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 17, 2015).

99.2	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 17, 2015

Birch Run Capital Advisors, LP

By:	BRC Advisors GP, LLC, its general partner

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance
Officer

BRC Advisors GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance
Officer

Daniel Beltzman

By:	/s/ Daniel Beltzman

Gregory Smith

By:	/s/ Gregory Smith

Exhibit 99.2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, par value $0.01 per share, of Walter Investment Management Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 17th day of November, 2015.

Birch Run Capital Advisors, LP

By:	BRC Advisors GP, LLC, its general partner

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance
Officer

BRC Advisors GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance
Officer

Daniel Beltzman

By:	/s/ Daniel Beltzman

Gregory Smith

By:	/s/ Gregory Smith